Exhibit 99.403

Nextech AR Joins Khronos Group as a Contributing Member

VANCOUVER, B.C., Canada – January 25, 2022 - Nextech AR Solutions Corp. (“Nextech” or the “Company”) (OTCQB: NEXCF) (NEO: NTAR) (CSE: NTAR) (FSE: N29), a Metaverse Company and leading provider of augmented reality (“AR”) experience technologies and services is excited to announce that it has joined The Khronos® Group as a Contributor member, an open consortium of pioneering companies creating advanced standards in 3D, Augmented Reality (AR) and Virtual Reality (VR), and Metaverse. Alongside other major players in the tech industry, joining Khronos affirms Nextech as a key player and thought leader in the metaverse and 3D modeling industry. Within this group of leading retailers, manufacturers, and technology companies in a groundbreaking collaboration, Nextech reasserts its ongoing commitment to playing an active role in developing consistent guidelines and standards for Metaverse content creation ranging from ECommerce to Higher Education.

As active members of Khronos Working Groups, Nextech will collaborate with other notable tech companies to create and define industry standards, keeping the Company at the forefront of emerging technology and technological advances. The exploratory group will work together to research the creation of standards and guidelines to produce and distribute real-time 3D representations of products so they can be experienced realistically and consistently across all platforms and devices, such as mobile, Web and AR/VR solutions.

With the emergence of 3D as the dominant medium for product manufacturers, retailers and advertising platforms, key players in the industry are now looking at how to scale production and achieve broad distribution for virtual products with optimized industry workflows to minimize costs. Nextech is uniquely poised to meet these needs in the industry with its ARitize 3D model factory, creating 3D models and AR visualizations economically and at scale for ecommerce, with the ability to propagate them into the metaverse. Nextech believes that with the combination of ARitize 3D and Nextech’s ARitize CAD which enables manufacturers to convert CAD files into 3D AR models at scale the Company has a major competitive edge in the 3D modeling market and believes it is well positioned in becoming the world’s leading 3D modeling factory.

As a Contributing member of Khronos Group planning to implement Khronos open standards, these potential clients will be able to trust that when they use Nextech’s technology, their users will have a standardized and seamless experience, regardless of platform.

Nextech’s CEO Evan Gappelberg comments, “We are excited to join this incredible group of leading companies to help further the creation and adoption of 3D virtual products across a variety of platforms. As 3D visualization technologies become more prevalent, it’s crucial to be able to present these experiences consistently across multiple consumer endpoints like eCommerce websites, apps, in social feeds, and in ad units.” He continues. “Our diverse tech stack and leadership position in the 3D model e-commerce market makes us an ideal member for this group, as we’re able to address a major pain point through our ARitize 3D solutions - transforming content from 2D and CAD into 3D in the most economically scalable method available on the market. We look forward to collaborating together with Khronos to solve the industry’s friction points within 3D visualization, and to develop new standards that can shape the future of the technology.”

About Khronos

The Khronos Group is an open, non-profit, member-driven consortium of over 180 industry-leading companies creating advanced, royalty-free, interoperability standards for 3D graphics, augmented and virtual reality, parallel programming, vision acceleration and machine learning. Khronos activities include 3D Commerce™, ANARI™, glTF™, NNEF™, OpenCL™, OpenGL®, OpenGL® ES, OpenVG™, OpenVX™, OpenXR™, SPIR-V™, SYCL™, Vulkan®, and WebGL™. Khronos members drive the development and evolution of Khronos specifications and are able to accelerate the delivery of cutting-edge platforms and applications through early access to specification drafts and conformance tests.

Khronos® is a registered trademark of The Khronos Group Inc.

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.Nextechar.com.

For further information, please contact:

Investor Relations Contact

Lindsay Betts

investor.relations@Nextechar.com

866-ARITIZE (274-8493) Ext 7201

About Nextech AR

Nextech AR Solutions is a Metaverse company that develops and operates augmented reality (“AR”) platforms, transporting three-dimensional (“3D”) product visualizations, human holograms and 360° portals to its audiences altering e-commerce, digital advertising, hybrid virtual events (events held in a digital format blended with in-person attendance) and learning and training experiences.

Nextech focuses on developing AR solutions for the Metaverse, however most of the Company’s revenues are derived from three e-Commerce platforms: vacuumcleanermarket.com (“VCM”), infinitepetlife.com (“IPL”) and Trulyfesupplements.com (“TruLyfe”). VCM and product sales of residential vacuums, supplies and parts, and small home appliances sold on Amazon.

Forward-looking Statements

The CSE and the NEO have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the completion of the transaction are subject to known and unknown risks, uncertainties and other factors. There can be no assurance that such statements will prove to be accurate, as future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Nextech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.